UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRADESTATION GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89267P105

(CUSIP Number)

Takuya Yamanaka

General Manager, Accounting Department

Monex Group, Inc.

Pacific Century Place Marunouchi 19F,

1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan

Telephone: 011-81-3-6212-3750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Ellen R. Patterson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000	David A. Sneider Simpson Thacher & Bartlett LLP Gaikokuho Jimu Bengoshi Jimusho Ark Mori Building, 37th floor, 12-32 Akasaka 1-Chome, Minato-ku, Tokyo 107-6037 Japan Telephone: +81-3-5562-6202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P105

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Monex Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, WC, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 52,552,128 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 52,552,128 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,552,128 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 89267P105

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Felix 2011 Acquisition Sub, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 52,552,128 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 52,552,128 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,552,128 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”), of TradeStation Group, Inc., a Florida corporation (“TradeStation”). The address of the principal executive office of TradeStation is 8050 SW 10th Street, Suite 4000, Plantation, Florida 33324.

Item 2.	Identity and Background

(a) – (c) and (f).

The persons filing this Schedule 13D are Monex Group, Inc. (“Monex”), a Japanese joint stock corporation and Felix 2011 Acquisition Sub, Inc. (“Purchaser”), a Florida corporation (Monex and Purchaser, collectively, the “Reporting Persons”).

Monex (Tokyo Stock Exchange 1st section: 8698) is a holding company incorporated in 2004 as a joint stock corporation (kabushiki kaisha) under the laws of Japan. Monex, including its main subsidiary Monex Inc., an online securities brokerage, provides advanced and unique financial services to individual investors. Monex has been a pioneer among Japanese online securities brokers since the complete liberalization of commissions and fees in stock brokerages in 1999. Its services cover M&A advisory, debt & equity underwriting, asset management focusing on alternative investments, investment education, and other investment banking functions along with an online distribution network to more than 1.2 million individual investors in Japan. The principal executive offices of Monex are at Pacific Century Place Marunouchi, 19F and 20F, 11-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-6219, Japan, telephone number +81-3-6212-3750.

Purchaser is a Florida corporation incorporated on April 17, 2011, with principal executive offices at c/o Monex Group, Inc., Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan. The telephone number of its principal executive offices is +81-3-6212-3750. To date, Purchaser has engaged in no activities other than those incidental to its formation, entry into the Merger Agreement (as defined below in Item 3), commencement of the Offer (as defined below in Item 3) and performance of the other transactions contemplated by the Merger Agreement. Purchaser is a wholly-owned, direct subsidiary of Monex.

The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each director and executive officer of Monex and Purchaser are set forth on Schedule I hereto and incorporated herein by reference.

(d) – (e)

During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I attached hereto, has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Monex, Purchaser and TradeStation entered into an Agreement and Plan of Merger, dated as of April 20, 2011 (the “Merger Agreement”), a copy of which is filed herewith as Exhibit 1 and incorporated herein by reference. Pursuant to the Merger Agreement, on May 10, 2011, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a purchase price of $9.75 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in an offer to purchase dated May 10, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was included as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which was included as Exhibit (a)(1)(B) to the Schedule TO.

The Offer expired at 12:00 midnight, New York City time, on Tuesday, June 7, 2011, at which time, based on information from American Stock Transfer & Trust Company, LLC, the depositary for the Offer, TradeStation’s shareholders had validly tendered and not withdrawn 32,238,029 Shares (including Shares tendered pursuant to the guaranteed delivery procedures), which represented approximately 74.3% of the outstanding Shares on a fully diluted basis, and 80.3% of the then outstanding Shares on a non-fully diluted basis, and therefore satisfied the “minimum tender condition” of the Offer (which required the tender of a majority of TradeStation’s outstanding Shares on a fully diluted basis). Purchaser accepted for payment all validly tendered Shares. Based on the Offer Price and the number of Shares validly tendered and accepted for payment (including Shares tendered by notice of guaranteed delivery), at the expiration of the Offer, the value of the Shares accepted for payment by Purchaser pursuant to the Offer was approximately $314.3 million. The funds used to purchase the Shares were provided by Monex to Purchaser as further described below.

On June 8, 2011, subsequent to the expiration of the Offer and pursuant to the Merger Agreement, Purchaser exercised its option (the “Top-Up Option”) to purchase directly from TradeStation on June 10, 2011, 12,369,184 newly-issued Shares (the “Top-Up Shares”) at the Offer Price per Share in exchange for $123,691.84 in cash, representing the aggregate par value of the Top-Up Shares, and a promissory note issued by Purchaser to TradeStation in the aggregate principal amount of $120,475,852.16. The Top-Up Shares were issued pursuant to the exemption from registration requirements provided by Section 4(2) of the Securities Act of 1933, as amended.

On June 10, 2011, Monex completed the acquisition of TradeStation through a short-form merger (the “Merger”) in accordance with Section 607.1104 of the Florida Business Corporation Act (the “FBCA”). In the Merger, Purchaser was merged with and into TradeStation with TradeStation continuing as the surviving corporation and a wholly-owned subsidiary of Monex

(the “Surviving Corporation”). At the effective time of the Merger, each Share then outstanding (other than any Shares in respect of which appraisal rights are validly exercised under the FBCA and any Shares owned by TradeStation, Monex or any of their subsidiaries (including Purchaser, but other than Shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of customers or clients, or shares held in satisfaction of a debt previously contracted, if any)) was, by virtue of the Merger and without any action on the part of the holders of the Shares, converted into the right to receive the Offer Price in cash, without interest and subject to any required withholding taxes. The net transaction value of the Offer and the Merger was approximately $402 million, which includes the aggregate consideration to cash out certain employee stock options and other stock-based compensation of TradeStation.

Monex has provided or will provide Purchaser with sufficient funds paid or to be paid in connection with the Offer and the Merger. As described in the Offer to Purchase, Monex received commitment letters from Shinsei Bank, Limited and Mizuho Corporate Bank, Ltd. to loan, in the aggregate, the equivalent of approximately $247.1 million in connection with the Offer and the Merger, copies of which are field herewith as Exhibit 2 and Exhibit 3, respectively, and incorporated herein by reference. Monex subsequently entered into a loan agreement with each of Shinsei Bank, Limited and Mizuho Corporate Bank, Ltd., consistent with the terms and conditions set forth in the commitment letters with such lenders. All information contained in “Section 10 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 4.	Purpose of Transaction

Merger Agreement and Offer to Purchase

The purpose of the Offer and the Merger was to acquire control of, and the entire equity interest in, TradeStation.

On May 10, 2011, Purchaser commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. The Offer expired at 12:00 midnight, New York City time, at the end of the day on June 7, 2011. All Shares that were validly tendered and not properly withdrawn were accepted for purchase by Purchaser on June 8, 2011.

Upon the purchase of Shares pursuant to the Offer, in accordance with the terms of the Merger Agreement, TradeStation increased the size of its board of directors from five to nine members, one existing director of TradeStation, Nathan D. Leight, resigned, and TradeStation appointed five directors designated by Monex, Messrs. Oki Matsumoto, Tadasu Kawai, Jun Makihara, Masaki Ueda and Takashi Oyagi, each of whom is a director, officer or employee of Monex or an affiliate of Monex, to serve as directors of TradeStation. Immediately following the Merger, the directors of TradeStation then serving continued to serve as the directors of TradeStation.

On June 8, 2011, subsequent to the expiration of the Offer and pursuant to the Merger Agreement, Purchaser exercised the Top-Up Option to purchase directly from TradeStation on June 10, 2011, 12,369,184 Top-Up Shares at the Offer Price per Share in exchange for $123,691.84 in cash, representing the aggregate par value of the Top-Up Shares, and a promissory note issued by Purchaser to TradeStation in the aggregate principal amount of $120,475,852.16. The Top-Up Shares were issued pursuant to the exemption from registration requirements provided by Section 4(2) of the Securities Act of 1933, as amended.

On June 10, 2011, Monex completed the acquisition of TradeStation through a short-form merger in accordance with Section 607.1104 of the FBCA. In the Merger, Purchaser was merged with and into TradeStation with TradeStation continuing as the Surviving Corporation. At the effective time of the Merger, each Share then outstanding (other than any Shares in respect of which appraisal rights are validly exercised under the FBCA and any Shares owned by TradeStation, Monex or any of their subsidiaries (including Purchaser, but other than Shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of customers or clients, or shares held in satisfaction of a debt previously contracted, if any)) was, by virtue of the Merger and without any action on the part of the holders of the Shares, converted into the right to receive the Offer Price in cash, without interest and subject to any required withholding taxes.

As a result of the Merger, the Shares are no longer traded on The NASDAQ Global Select Market, there is no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

As of the date of this Schedule 13D, and except as otherwise provided in the Offer to Purchase, the business and operations of TradeStation have been continued substantially as they were being conducted prior to the Merger. Monex intends to conduct a comprehensive review of TradeStation’s business, operations, capitalization and management with a view to optimizing the development of TradeStation’s potential in conjunction with Monex’s existing business and may subsequently make changes thereto.

All information contained in “Section 12 — Purpose of the Offer; Plans for TradeStation; Shareholder Approval; Appraisal Rights”, “Section 13 – The Transaction Documents – The Merger Agreement” and “Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated herein by reference. Except as set forth in this Schedule 13D (including any information incorporated herein by reference) and in connection with the transactions described above, neither of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

References to, and descriptions of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement,

a copy of which is filed herewith as Exhibit 1 to this Schedule 13D and which is incorporated by reference in this Item 4 in its entirety.

Item 5.	Interest in Securities of the Issuer

The information set forth, or incorporated by reference, in Items 2, 3 and 4 of this Schedule 13D and the responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by this reference in this Item 5.

(a) — (b) Purchaser is the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to, 52,552,128 Shares representing 100% of the outstanding Shares immediately prior to the Merger.

Except as set forth above, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any Shares.

(c) On June 8, 2011, Purchaser accepted for purchase all Shares that were validly tendered and not properly withdrawn in connection with the Offer. An aggregate of 32,238,029 Shares (including Shares tendered pursuant to the guaranteed delivery procedures) were accepted for payment by Purchaser in accordance with the terms of the Offer at $9.75 per Share. On June 8, 2011, Purchaser exercised the Top-Up Option under the Merger Agreement to purchase on June 10, 2011, 12,369,184 newly-issued Shares at the Offer Price. Pursuant to the Merger Agreement, on June 10, 2011, Monex effected the Merger in accordance with Section 607.1104 of the FBCA, effectively acquiring the remainder of the outstanding Shares at the Offer Price of $9.75 per Share. Except as described in this Schedule 13D, no transactions in Shares were effected by Monex or Purchaser or, to the knowledge of Monex or Purchaser, any person listed on Schedule I hereto, during the 60 days prior to the date hereof.

(d) Except for the Merger Agreement and the Offer and the transactions contemplated by those agreements, to the knowledge of the Reporting Persons, neither of the Reporting Persons nor any person listed on Schedule I hereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e) Not applicable.

References to, and descriptions of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 1 to this Schedule 13D and which is incorporated by reference in this Item 5 in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 3, 4 and 5 of this Schedule 13D, which are herein incorporated by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of TradeStation, including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the persons named in Item 2, and any other person, with respect to any securities of TradeStation.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of April 20, 2011, by and among TradeStation, Monex and Purchaser (incorporated into this Schedule 13D by reference to Annex A to the Offer to Purchase, a copy of which was included as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on May 10, 2011).

2.	English translation of the Commitment Letter and term sheet, dated May 2, 2011, between Shinsei Bank, Ltd. and Monex (incorporated into this Schedule 13D by reference to Exhibit (b)(A) to the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on May 10, 2011).

3.	English translation of the Commitment Letter and term sheet, dated May 6, 2011, between Mizuho Corporate Bank, Ltd and Monex (incorporated into this Schedule 13D by reference to Exhibit (b)(B) to the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on May 10, 2011).

4.	Joint Filing Agreement, dated June 16, 2011, by and between Monex and Purchaser.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2011

Signature:	FELIX 2011 ACQUISITION SUB, INC.

	By:	/s/ Takashi Oyagi
Name: Takashi Oyagi
Title: President

MONEX GROUP, INC.

	By:	/s/ Takashi Oyagi
Name: Takashi Oyagi
Title: CSO, Executive Director and General
Manager

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

MONEX GROUP, INC.

The name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years, of each of the directors and executive officers of Monex Group, Inc. are set forth below. The business address and phone number of each such director is c/o Monex Group, Inc., Pacific Century Place Marunouchi, 19F and 20F, 11-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-6219, Japan, telephone number +81-3-6212-3750. All directors and executive officers listed below are citizens of Japan.

Name and Position	Present Principal Occupation or Employment and Five-Year Employment History
Oki Matsumoto Representative Director, Chairman and CEO (Member of the Board)

In April 1999, Mr. Matsumoto jointly established Monex, Inc. with Sony Corporation. Monex, Inc. integrated its management with Nikko Beans Inc. in August 2004, forming Monex Beans Holdings, Inc. (currently Monex Group, Inc.), of which Mr. Matsumoto became the Representative Director, Chairman and CEO. Mr. Matsumoto also serves as the Representative Director, President and CEO of Monex, Inc., a broker-dealer subsidiary of Monex Group, Inc.

In addition, Mr. Matsumoto currently serves as an External Director for the Tokyo Stock Exchange Group, Inc., Tokyo Stock Exchange Inc., Shinsei Bank, Limited and Kakaku.com, Inc.

Kyoko Kudo Managing Director (Member of the Board)	In April 1999, Ms. Kudo became a Director of Monex, Inc. as a founding member and served as Representative Director, Deputy President of Monex Inc. until February 2011. Ms. Kudo assumed her position as Representative Director, Deputy President of Monex Group, Inc. in August 2004, at the time it was established and held this position until February 2011, when she took her current position as Managing Director. Ms. Kudo also served as the Representative Director and President of Monex FX, Inc., a foreign exchange trading company and a subsidiary of Monex Group, Inc., between April 2008 and May 2009.

Tsutomu Nakajima Managing Director (Member of the Board)	In April 2004, Mr. Nakajima joined Monex, Inc., a broker-dealer subsidiary of Monex Group, Inc. After serving as Director of the Strategic Business Department and Head of the CEO’s Office, Mr. Nakajima assumed his current position at Monex Group, Inc. in June 2006. Mr. Nakajima also serves as Managing Director, Senior Executive Officer of Monex, Inc. and the Chairman and Managing Director of Monex International Limited, a Hong Kong subsidiary of Monex Group, Inc.

Hisashi Tanaami Managing Director (Member of the Board), Chief Administrative Officer	Mr. Tanaami was appointed as a full-time member of the Board of Auditors of Monex Group, Inc. in June 2005 and assumed his position as Managing Director in June 2007 and has also served as the Chief Administrative Officer since February 2011. Mr. Tanaami also is the Representative Director, Deputy President of Monex, Inc., a broker-dealer subsidiary of Monex Group, Inc.

Tadasu Kawai Managing Director (Member of the Board)	Mr. Kawai was appointed as full-time member of the Board of Auditors when Monex Group, Inc. was established in August 2004. He assumed his current position in June 2009. Mr. Kawai also serves as a Director of Monex FX, Inc., a foreign exchange trading company and a subsidiary of Monex Group, Inc.

Shoji Kuwashima Managing Director, Vice Chairman (Member of the Board)	Mr. Kuwashima became Director of Nikko Cordial Corporation in October 2001, and directed the group’s technology department. He was promoted to Representative Director, President and CEO of Nikko Cordial Corporation in December 2006, and after serving as Co-Chairman, retired as its Director in December 2008. Mr. Kuwashima participated in Monex Group Inc.’s management from June 2006 to December of the same year as an External Director, and has been in his current position as Managing Director since June 2009 and was appointed Vice Chairman in February 2011. He also serves as Managing Director and Senior Advisor of Monex, Inc., a broker-dealer subsidiary of Monex Group, Inc.

Yuko Kawamoto Director (External Member of the Board)	Ms. Kawamoto became a professor at the Waseda University Graduate School of Finance, Accounting and Law in April 2004, which position she still holds, and assumed her current position with Monex Group, Inc. in June 2006. In addition, Ms. Kawamoto currently serves as an External Director of the

Name and Position	Present Principal Occupation or Employment and Five-Year Employment History
Osaka Securities Exchange Co., Ltd. (since June 2004), Resona Holdings, Inc. (since June 2006) and Yamaha Motor Co., Ltd. (since March 2009), and is a Corporate Auditor of Tokio Marine Holdings, Inc. (since June 2006).

Jun Makihara Director (External Member of the Board)	Mr. Makihara has served as the Chairman of Neoteny Co., Ltd., an investment firm, since July 2000. Mr. Makihara assumed his current position at Monex Group, Inc. in June 2006. Mr. Makihara has also served as an External Director of RHJ International since March 2005 and was an External Director of Global Dining, Inc. between March 2002 and March 2009.

Takeo Kato Director (External Member of the Board)	After previously serving as Chairman and Director of Fuji Electric Co., Ltd., Mr. Kato served as Advisor to Fuji Electric between June 2004 and July 2009, and has been serving as Counselor to Fuji Electric since July 2009. He has held his current position with Monex Group, Inc. since June 2009.

Haruyuki Urata Director (External Member of the Board)	In February 2005, Mr. Urata was appointed Executive Officer of ORIX Corporation. In August 2006, he was promoted to Corporate Senior Vice President as well as being in charge of the Corporate Planning Office of ORIX Corporation, and was appointed Director in June 2007. Mr. Urata was named Deputy President in January 2008, and became Chief Financial Officer of ORIX Corporation in January 2009. Mr. Urata took his current position as Director, Representative Executive Officer, Deputy President and Chief Financial Officer of ORIX Corporation on January 2011. He has held his current position at Monex Group, Inc. since June 2010.

Masaki Ueda Executive Director, Chief Financial Officer	Mr. Ueda joined Monex, Inc. in September 1999 and served as General Manager, Financial Controllers. He was appointed General Manager, Accounting Department, when Monex Group, Inc. was established in August 2004. Mr. Ueda was Director of Orix Securities Corporation (currently Monex, Inc., a broker-dealer subsidiary of Monex Group, Inc.) from March to April 2010. After serving as General Manager, Financial Control Department, he was appointed Executive Director of Monex Group, Inc. in April 2010 and assumed his current position as Executive Director and Chief Financial Officer of Monex Group, Inc. in February 2011.

Takashi Oyagi Executive Director, Chief Strategic Officer	In April 1999, Mr. Oyagi joined Monex, Inc. as a founding member and served in various positions, including Chief Administrative Officer until December 2003. After working for Deutsche Bank Securities Inc. between May 2004 and July 2007, Mr. Oyagi established MBH America, Inc. (a subsidiary of Monex Group, Inc., engaged mainly in research) in August 2007, taking the CEO and President position he still holds today. Mr. Oyagi was appointed Executive Director of Monex Group, Inc. in July 2009 and assumed his current position as Chief Strategic Officer in February 2011.

Kiminori Kaneko COO, Managing Director (member of the Board), Senior Executive Director, Head of Operations Division of Monex, Inc.	After serving as General Manager of Systems Department at Monex, Inc., a broker-dealer subsidiary of Monex Group, Inc., Mr. Kaneko was appointed Director, General Manager of Technology Department in April 2007, and served as Director, General Manager of Operating Planning Office between April 2009 and January 2010 when he became Managing Director (Member of the Board), Senior Executive Director, Head of Operations Division, of Monex, Inc. He assumed the additional position as COO of Monex, Inc. in October 2010.

FELIX 2011 ACQUISITION SUB, INC.

The name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years, of each of the directors and executive officers of Felix 2011 Acquisition Sub, Inc. are set forth below. The business address and phone number of each such director is c/o Monex Group, Inc., Pacific Century Place Marunouchi, 19F and 20F, 11-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-6219, Japan, telephone number +81-3-6212-3750. All directors and executive officers listed below are citizens of Japan.

Name and Position	Present Principal Occupation or Employment and Five-Year Employment History
Takashi Oyagi Director, President and Chief Executive Officer	In April 1999, Mr. Oyagi joined Monex, Inc. as a founding member and served in various positions, including Chief Administrative Officer until December 2003. After working for Deutsche Bank Securities Inc. between May 2004 and July 2007, Mr. Oyagi established MBH America, Inc. (a wholly owned subsidiary of Monex Group, Inc., engaged mainly in research) in August 2007, taking the CEO and President position he still holds today. Mr. Oyagi was appointed Executive Director of Monex Group, Inc. in July 2009 and assumed his current position as Chief Strategic Officer in February 2011.

Hideaki Shimane Director, Vice President and Secretary	Mr. Shimane co-founded Trade Science Corporation (an investment advisory company and currently a subsidiary of Monex Group, Inc.) in April 2006. He was appointed Executive Director of Monex Group, Inc. in October 2010. He has also served as Director of Monex FX, Inc., a foreign exchange trading company and a subsidiary of Monex Group, Inc., since June 2010.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement and Plan of Merger, dated as of April 20, 2011, by and among TradeStation, Monex and Purchaser (incorporated into this Schedule 13D by reference to Annex A to the Offer to Purchase, a copy of which was included as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on May 10, 2011).

2.	English translation of the Commitment Letter and term sheet, dated May 2, 2011, between Shinsei Bank, Ltd. and Monex (incorporated into this Schedule 13D by reference to Exhibit (b)(A) to the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on May 10, 2011).

3.	English translation of the Commitment Letter and term sheet, dated May 6, 2011, between Mizuho Corporate Bank, Ltd and Monex (incorporated into this Schedule 13D by reference to Exhibit (b)(B) to the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on May 10, 2011).

4.	Joint Filing Agreement, dated June 16, 2011, by and between Monex and Purchaser.